SEC file number 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  A    Form 40-F
               -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes       No   A
          ----     ----

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

      This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of
      Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 December 2004                   FLETCHER CHALLENGE FORESTS LIMITED
                                        ----------------------------------


                                        /s/ P M Gillard
                                        ----------------------------------------
                                        P M Gillard
                                        SECRETARY

[LOGO]Tenon
Wood Solutions to the World                    News Release

TO:          THE BUSINESS EDITOR
From:        Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
             Telephone:         64-9-571 9846
             Fax:               64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.


                STOCK EXCHANGE LISTING: NEW ZEALAND (TEN) (TENPA)
================================================================================

                    TENON RECEIVES FAVOURABLE RULING FROM IRD

Auckland, 17 December 2004 - Tenon announced today that it had received a binding ruling from the Inland Revenue Department confirming that, if the Company's proposed $321 million capital return and merger of the current two classes of shares (ordinary and preference) are approved by shareholders (at the Company's upcoming annual meeting of shareholders to be held on 22 December
2004) and by the High Court, then the "available subscribed capital" of the two share classes would merge and be aggregated across the merged shares.


Ends